Perkins Crossing, LLC
(the "Company")
a Missouri Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to September 30, 2026

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN MEMBERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
NOTE 3 – RELATED PARTY TRANSACTIONS	10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	11
NOTE 5 – LIABILITIES AND DEBT	11
NOTE 6 – EQUITY	11
NOTE 7 – SUBSEQUENT EVENTS	12

RNB Capital LLC
2010 State Road 19, #1008
Tavares, FL 32778
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

RNB CAPITAL
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Perkins Crossing, LLC Management

We have reviewed the accompanying financial statements of Perkins Crossing, LLC (the Company) which comprise the balance sheet as of September 30, 2026 and the related statement of operations, statement of changes in members' equity, and statement of cash flows for the period from inception (May 28, 2026) through September 30, 2026 , and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tavares, FL

October 7, 2026

PERKINS CROSSING, LLC
BALANCE SHEET

		As of September 30, 2026
ASSETS		
Current Asset:		
Cash and Cash Equivalents	$	6,300
Total Current Asset		6,300
TOTAL ASSETS	$	6,300
LIABILITY AND EQUITY		
Due to Related Parties		464
Total Current Liability		464
TOTAL LIABILITY		464
EQUITY		
Member's Capital	$	6,300
Accumulated Deficit		(464)
TOTAL EQUITY	$	5,836
TOTAL LIABILITY AND EQUITY	$	6,300

See Accompanying Notes to these Unaudited Financial Statements

PERKINS CROSSING, LLC
STATEMENT OF OPERATIONS

		For the Period inception through September 30, 2026
Operating Expenses		
General and Administrative	$	464
Total Operating Expenses		**(464)**
Total Loss from Operations	$	**(464)**
Net Loss	**$**	**(464)**

See Accompanying Notes to these Unaudited Financial Statements

PERKINS CROSSING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Accumulated	Total Members'
	Units	$ Amount	Deficit	Equity
Balance at inception 05/28/2026	-	-	-	-
Contribution	100	6,300	-	6,300
Distribution	-	-	-	-
Net Loss	-	-	(464)	(464)
Ending balance at 09/30/2026	100	6,300	(464)	5,836

See Accompanying Notes to these Unaudited Financial Statements

PERKINS CROSSING, LLC
STATEMENT OF CASH FLOWS

		For the Period inception through September 30, 2026
OPERATING ACTIVITIES		
Net Loss	$	(464)
Increase in Due to Related Parties		464
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		464
Net Cash used in Operating Activities	$	-
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Member's Capital		6,300
Net Cash provided by Financing Activities	$	6,300
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	6,300
Cash at end of period	$	6,300

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	-
Income taxes	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Perkins Crossing, LLC (the "Company") was organized as a limited liability company in the State of Missouri on May 28, 2026. The Company's principal business address is located at 77 Glen Oaks Dr, Blue Eye, Missouri 65611, in Stone County. Its planned primary operations will be conducted on approximately 70 acres of land located at 11532 MO-86, Blue Eye, Missouri.

The Company intends to operate as a family farm and agritourism enterprise, with planned activities encompassing you-pick produce, farm retail operations, a mobile breakfast trailer, educational workshops, sheep farming, and seasonal events. Its target customers primarily consist of local residents and tourists visiting the Branson and Table Rock Lake areas. As of September 30, 2026, the Company remains in the pre-revenue startup phase and has not generated any revenue since inception.

The Company is also actively planning to launch a Regulation Crowdfunding (Reg CF) campaign to raise additional operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Startup Operations, Liquidity, and Management's Capital Plans:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of September 30, 2026, Perkins Crossing, LLC (the "Company") remains in its pre-revenue development phase, having generated no revenue and incurred $464 in initial startup administrative expenses since inception. As of September 30, 2026, the Company had $6,300.00 in cash, no debt obligations, and no third-party trade liabilities.

The Company has not yet commenced its principal revenue-generating farming and agritourism operations and expects to incur development costs prior to generating self-sustaining operational cash flow. Management's 12-month capital deployment plan anticipates funding initial land acquisition and development activities through a combination of commercial bank financing, member equity contributions, and a planned Regulation CF crowdfunding campaign.

The Company's primary capital commitment consists of an agreement to purchase approximately 70 acres of land for $600,000.00. This purchase agreement contains a financing contingency clause. In the event bank financing is not secured, the purchase contract terminates with no penalty, and the initial earnest money deposit will be returned, preserving the Company's liquid assets.

Management believes that its current cash balance, lack of outstanding liabilities, minimal fixed overhead requirements, and conditional execution of capital projects effectively manage liquidity risk over the 12-month evaluation period following the financial statement issuance date. Management's plans do not indicate substantial doubt about the Company's ability to continue as a going concern, and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2026.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash consists of funds held in a bank checking account. As of September 30, 2026, cash and cash equivalents totaled $6,300, which was held at a single financial institution and does not exceed FDIC insured limits.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Pre-Revenue Operating Status

For the period from inception through September 30, 2026, the Company generated no revenue and remained entirely in the pre-revenue startup and organizational phase. Accordingly, no revenue was recognized during the period.

Future Revenue Streams

Upon commencement of commercial operations, the Company expects to generate revenue primarily from farm retail and produce sales, mobile breakfast trailer sales, educational workshops, seasonal events, and you-pick operations. Revenue will be recognized in accordance with ASC 606, *Revenue from Contracts with Customers*, when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services.

- *Farm Retail, Produce, and Mobile Breakfast Trailer Sales:* Revenue will be recognized at a point in time when control of the goods or food products transfers to the customer, generally upon delivery or at the point of sale.
- *Educational Workshops, Events, and You-Pick Operations:* Revenue will be recognized at a point in time when the applicable event, workshop, or picking activity takes place and the related performance obligation has been satisfied.

Payments received in advance for goods, services, or events will be recorded as deferred revenue (contract liabilities) until the related performance obligations are satisfied and the corresponding revenue recognition criteria are met.

General and Administrative

General and administrative expenses consist of legal and professional fees incurred for entity organization and administrative postage expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Initial Cash Equity Contribution

On July 21, 2026, Managing Member Debra K. Raymer Perkins contributed $6,300 in cash to the Company's primary Arvest Bank checking account to provide initial operating liquidity. The amount was recorded as a member capital contribution and is reflected in members' equity in the accompanying balance sheet.

Related Party Advances and Expenses

During the period from inception through September 30, 2026, the Company's members, Debra K. Raymer Perkins and John M. Perkins, paid a total of $464 in organizational and startup administrative expenses on behalf of the Company using personal funds. These payments were treated as reimbursable advances and recorded as current liabilities rather than capital contributions. As of September 30, 2026, the outstanding balances were $451 due to Debra K. Raymer Perkins and $13 due to John M. Perkins.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Real Estate Purchase Commitment and Earnest Money Deposit: On July 21, 2026, the Company entered into a purchase agreement with William R. Shantz Revocable Trust to acquire approximately 70 acres of vacant land in Blue Eye, Missouri, for $600,000. Under an amendment dated July 24–27, 2026, a $6,000 earnest money check was provided to the seller but remains uncashed pending commercial bank financing approval by October 16, 2026. If financing is secured, the check will be negotiated from the Company's cash balance and applied toward the purchase price at closing, scheduled on or before November 24, 2026. Otherwise, the agreement will terminate, and the uncashed check will be returned to the Company. As of September 30, 2026, the check had not been negotiated, and no related asset or liability had been recognized.

NOTE 5 – LIABILITIES AND DEBT

Except for short-term liabilities due to related parties disclosed in Note 3 incurred for initial startup and organizational expenses, the Company has no other liabilities incurred in the ordinary course of business, nor any debt financing obligations such as bank loans, notes payable, mortgages, credit cards, or lines of credit as of September 30, 2026.

NOTE 6 – EQUITY

The Company is a manager-managed limited liability company with 100 authorized membership units, all of which were issued and outstanding as of September 30, 2026. Debra K. Raymer Perkins (Managing Member)

holds 51 units (51% ownership interest), while John M. Perkins (Member) holds 49 units (49% ownership interest).

Under the Company's Operating Agreement dated May 29, 2026, profits, losses, and distributions are allocated to members in proportion to their respective ownership interests. No distributions were declared or paid during the period.

NOTE 7 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through October 7, 2026, the date the financial statements were available to be issued. As described in Note 4, the Company's land purchase agreement remains subject to obtaining bank financing by October 16, 2026, with closing scheduled on or before November 24, 2026. No other subsequent events require recognition or disclosure in the financial statements.